EXHIBIT 99.1

Consolidated financial statements

PST Eletrônica Ltda.

December 31, 2011, 2010 and 2009
With Report of Independent Auditors

PST ELETRÔNICA LTDA.

CONSOLIDATED Financial statements

December 31, 2011, 2010 and 2009

Report of independent auditors

To the Board of Directors and Quotaholders of

PST Eletrônica Ltda

Manaus - AM

We have audited the accompanying consolidated balance sheets of PST Eletrônica Ltda. and Subsidiary (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, quotaholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PST Eletrônica Ltda. and Subsidiary at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Campinas – SP, March 9, 2012

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC 2SP015199/O-6-S-AM

/s/ JosE Antonio de A. Navarrete

José Antonio de A. Navarrete

Accountant CRC 1SP198698/O-4-S-AM

1

PST ELETRÔNICA LTDA.

Consolidated balance sheets

December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, except quota data)

	December 31,
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$2,137	$4,083
Accounts receivable, less allowance for doubtful accounts of $729 and $828 in 2011 and 2010, respectively	48,993	26,557
Inventories, net	52,900	46,576
Taxes recoverable	3,711	3,248
Accounts receivable from related parties	40	40
Prepaid expenses and other	1,761	1,034
Deferred income taxes	3,887	2,711
Total current assets	113,429	84,249

Property, plant and equipment, net	31,141	30,963
Other assets:
Deferred income taxes	982	3,095
Other	568	309
Total noncurrent assets	32,691	34,367

Total assets	$146,120	$118,616

2

	December 31,
	2011	2010
Liabilities and quotaholders’/shareholders’ equity
Current liabilities:
Borrowings, including current portion of long-term debt	$42,652	$11,755
Accounts payable	9,476	14,713
Wages and salaries	5,916	5,247
Taxes payable	1,335	1,336
Dividends payable	14,974	9,483
Employee profit sharing and management bonuses	617	-
Warranty reserve	1,063	714
Commissions payable	822	1,234
Accrued expenses and other	679	684
Total current liabilities	77,534	45,166

Noncurrent liabilities:
Long-term debt, net of current portion	11,416	7,667
Provision for contingencies	209	6,295
Total noncurrent liabilities	11,625	13,962

Commitments and contingencies	-	-

Quotaholders’/shareholders’ equity:
Capital, $ 0.0047 and $ 0.427 per values, 8,960,321,375 quotas and 45,000,000 common shares authorized and issued at December 31, 2011 and December 31, 2010, respectively ,	42,603	19,229
Retained earnings	10,164	29,184
Accumulated other comprehensive income	4,194	11,075
Total quotaholders’/shareholders’ equity	56,961	59,488
Total liabilities and quotaholders’/shareholders’ equity	$146,120	$118,616

The accompanying notes are an integral part of these consolidated financial statements.

3

PST ELETRÔNICA LTDA.

Consolidated statements of income

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars)

	For the years ended December 31,
	2011	2010	2009
Net sales	$234,160	$182,946	$140,690

Costs and expenses:
Cost of goods sold and services rendered	132,489	93,683	69,291
Product design and engineering expenses	12,012	10,013	8,861
Selling, general and administrative	61,621	54,956	45,636

Operating income	28,038	24,294	16,902

Realized and unrealized currency exchange gains (losses), net	2,304	(2,941)	(508)
Financial expense, net	4,739	3,732	1,787

Income before income taxes	20,995	23,503	15,623

Income taxes	4,161	4,438	1,032

Net income	$16,834	$19,065	$14,591

The accompanying notes are an integral part of these consolidated financial statements.

4

PST ELETRÔNICA LTDA.

Consolidated statements of quotaholders’/shareholders’ equity and comprehensive income

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, except for the number of quotas/shares)

			Retained earnings
	Number of shares/quotas	Capital	Appropriated	Unappropriated	Accumulated other comprehensive income	Total quotaholders’ equity
Balance, December 31, 2008	45,000,000	12,702	4,644	19,985	(2,829)	34,502

Capitalization of tax incentive reserve	-	3,908	(3,908)	-
Dividends	-	-	-	(7,873)	-	(7,873)
Net income	-	-	-	14,591	-	14,591
Transfer to appropriated retained earnings	-	-	3,540	(3,540)	-	-
Dividends payable	-	-	-	(3,181)	-	(3,181)
Other comprehensive income:
Currency translation adjustments	-	-	-	-	11,095	11,095

Balance, December 31, 2009	45,000,000	16,610	4,276	19,982	8,266	49,134

Capitalization of tax incentive reserve		2,619	(2,619)
Dividends	-	-	-	(7,697)	-	(7,697)
Net income	-	-	-	19,065	-	19,065
Transfer to appropriated retained earnings	-	-	4,265	(4,265)	-	-
Dividends payable	-	-	-	(3,823)	-	(3,823)
Other comprehensive income:
Currency translation adjustments	-	-	-	-	2,809	2,809

Balance, December 31, 2010	45,000,000	$19,229	$5,922	$23,262	$11,075	$59,488

Capitalization of tax incentive reserve	-	23,374	(7,289)	(16,085)	-	-
Dividends	-	-	-	(8,790)	-	(8,790)
Conversion of shares into quotas	8,915,321,375
Net income	-	-	-	16,834		16,834
Transfer to appropriated retained earnings	-	-	2,182	(2,182)	-	-

Dividends payable	-	-	-	(3,690)	-	(3,690)
Other comprehensive income:	-	-	-	-	-	-
Currency translation adjustments	-	-	-	-	(6,881)	(6,881)

Balance, December 31, 2011	8,960,321,375	$42,603	$815	$9,349	$4,194	$56,961

The accompanying notes are an integral part of these consolidated financial statements.

5

PST ELETRÔNICA LTDA.

Consolidated statements of cash flows

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars)

	For the years ended December 31,
	2011	2010	2009
OPERATING ACTIVITIES:
Net income	$16,834	$19,065	$14,591
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Exchange losses and interest expenses	(6,598)	791	1,143
Depreciation	8,124	6,667	5,523
Deferred income taxes	310	(1,093)	(867)
Changes in operating assets and liabilities
Accounts receivable, net	(27,258)	(3,996)	(4,237)
Inventories, net	(12,744)	(18,664)	2,168
Prepaid expenses and other current assets	(1,903)	674	(2,501)
Other assets	(218)	(80)	(157)
Accounts payable	(3,481)	6.270	2,406
Wages and salaries	1,346	374	427
Employee profit sharing and management bonuses	662	(2,610)	(118)
Commissions payable	(295)	323	232
Warranty reserve	460	85	(86)
Provision for contingencies	(5,766)	2,328	360
Accrued expenses and others	613	676	(351)
Net cash provided by (used in) operating activities	(29,914)	10,810	18,533
INVESTING ACTIVITIES:
Capital expenditures	(12,093)	(8,781)	(8,185)
Proceeds from disposals of property, plant and equipment	65	72	(28)
Net cash used in investing activities	(12,028)	(8,709)	(8,213)
FINANCING ACTIVITIES:
Borrowings	50,350	12,990	1,107
Repayments	(4,247)	(7,069)	(3,410)
Decrease in amounts due to related parties	(12)	(8)	-
Dividends paid	(5,748)	(5,346)	(13,882)
Net cash provided (used) by financing activities	40,343	567	(16,185)

Effect of exchange rate changes on cash and cash equivalents	(347)	169	1,433

Net change in cash and cash equivalents	(1,946)	2,837	(4,432)

Cash and cash equivalents at beginning of year	4,083	1,246	5,678

Cash and cash equivalents at end of year	$2,137	$4,083	$1,246

Supplemental disclosure of cash flow information:
Cash paid for interest	$4,294	$894	$1,289
Cash paid for income taxes	$3,289	$5,148	$4,554

The accompanying notes are an integral part of these consolidated financial statements.

6

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

1.	Organization and nature of business

PST Eletrônica Ltda., located in the city of Manaus, State of Amazonas, is engaged in the production and trading of electronic equipment for automobiles (alarms, power windows, door lock sets, instrument clusters, blocking and tracking devices, antennas and accessories) and in the rendering of tracking services within the domestic and foreign markets. PST Eletrônica Ltda. holds a 99.98% interest in PST Industrial Ltda. (“subsidiary”). PST ELETRÔNICA LTDA. and its subsidiary are hereinafter referred to as the “Company”.

Company’s ownership includes Stoneridge Inc. (“Stoneridge”), an SEC registrant. On December 29, 2011 Stoneridge acquired an additional 8% equity interest in PST, totaling 58% equity interest as of December 31, 2011. The change in ownership structure is disclosed in note 9.

At the same date, the Company changed its by-law whereby it converted from a non-public Corporation (“S.A”) into a limited liability enterprise (“Ltda”). As a result, shares were converted into quotas.

The Company’s administrative and financial headquarters are located in the city of Campinas, State of São Paulo. There are also branches in the cities of Rio de Janeiro (responsible for after-sale customer services), Campinas (dedicated to tracking and vehicle block services), and Buenos Aires, Argentina (focused on product trading activities).

Part of the manufacturing activity is carried out in the Campinas facility. However the manufacturing facility established in the Manaus Free-Trade Zone accounts for most of the production and billing activities with the aim of obtaining the tax incentives offered by the Federal and State Governments, as follows:

•	Exemption of IPI (Federal Value-added tax, “VAT”) on products;
•	Suspension of import duties on imports of capital assets and reduction of 88% on the current tax rate applied to foreign consumable inputs;
•	Refund of 55% of the ICMS (State VAT) charged on such product lines as antennas, alarms, remote control for alarms, wires and cables;
•	Refund of 90.25% of the ICMS charged on assembled electronic circuit plates;
•	Refund of 55%, with 45% additional refund, reviewed by State Government each three years, totaling 100% of the ICMS charged on other items of the Company’s product lines;

7

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

1.	Organization and nature of business (Continued)

•	75% income tax reduction for the amount calculated on sales of products manufactured at the Manaus plant, under appropriate tax incentives. Such tax reduction is valid until 2012, when the benefit may be reduced. The income tax incentive amount cannot be distributed to shareholders, but remains as a tax incentive reserve invested in the Company itself or used for capital increase.

The referred to tax benefits will be effective until the end of 2023.

2.	Summary of significant accounting policies

a)	Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which differ in certain respects from accounting practices applied by the Company in its statutory financial statements, which are prepared in accordance with accounting practices adopted in Brazil.

Based on an analysis of the Company’s revenues, expenses and financial structure, management has concluded that the Company’s functional currency for its Brazilian operations is the Brazilian real.

The financial statements are translated into U.S. dollars using exchange rates in effect at the year-end for assets and liabilities and average exchange rates during each reporting period for the statements of income. Adjustments resulting from translation of financial statements are reflected as a component of accumulated other comprehensive income. Foreign currency transactions are re-measured into functional currency using translation rates in effect at the time of the transaction, with the resulting adjustments included in the results of operations.

8

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

b)	Cash and cash equivalents

The Company considers all short-term investments with original maturities of three months or less, and with an insignificant risk of loss of value to be cash equivalents. Such short-term investments are stated at cost plus interest earned through the balance sheet date, when applicable.

c)	Accounts receivable, allowance for doubtful accounts and concentration of credit risk

Revenues are principally generated from the automotive vehicle markets, with approximately 23% from auto dealers (original equipment services), 10% from the original equipment manufacturers and the remaining portion from aftermarket customers. The Company’s products are sold through distributors and resellers. Two customers accounted for 8.1% and 6.2% of the Company’s sales in 2011, 9.9% and 7.0% in 2010, and 11.6% and 8.5% in 2009. Trade accounts receivable are not secured by collateral.

The Company evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts overdue to write down the recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectability in determining an estimate for its allowance for doubtful accounts.

Bad debt expense for the years ended December 31, 2011, 2010 and 2009 amounted to $1,050, $1,483 and $832, respectively.

9

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

d)	Inventories

Inventories are valued at the lower of cost or market. Cost is determined at the average cost of purchase or production, which includes material, labor and overhead. Inventories consist of the following at December 31st.

	2011	2010
Raw materials	$21,659	$23,571
Inventory in transit	10,079	7,086
Work-in-progress	4,140	4,326
Finished goods	18,796	12,407
Total inventories	54,674	47,390
Less: provision for slow-moving inventories	(1,774)	(814)
Inventories, net	$52,900	$46,576

e)	Property, plant and equipment

Property, plant and equipment are recorded at cost and consist of the following at December 31:

	2011	2010
Land and improvements	$787	$886
Buildings and improvements	9,617	10,352
Machinery and equipment	10,953	11,123
Computer equipment and software	9,667	8,238
Office furniture and fixtures	2,295	2,112
Tooling	11,160	10,703
Vehicles	2,122	2,377
Tracking devices	14,896	11,725
Other	3,099	2,586
Total property, plant and equipment	64,596	60,102
Less: accumulated depreciation	(33,455)	(29,139)
Property, plant and equipment, net	$31,141	$30,963

10

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

e)	Property, plant and equipment (Continued)

Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Depreciable lives within each property classification are as follows:

Buildings and improvements	50 years
Machinery and equipment	10 years
Computer equipment and software	5 years
Office furniture and fixtures	10 years
Tooling	3-10 years
Vehicles	7 years
Tracking devices	2,5 years

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 amounted to $8,124, $6,667 and $5,523 respectively.

Maintenance and repair expenditures that are not considered improvements and do not extend the useful life of property are charged to expense as incurred. Expenditures for improvements and major renewals are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposal is credited or charged to the statements of income.

At December 31, 2011 and 2010, the Company recorded property, plant and equipment includes vehicles and equipment held under capital lease arrangements with total cost of $1,168 and $1,296 and accumulated depreciation of $557 and $442, respectively.

f)	Impairment of assets

The Company reviews its long-lived assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposal of the asset. No impairment charges were recorded in 2011, 2010 and 2009.

11

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

g)	Suppliers

Purchases of raw materials and finished goods for resale are principally purchased in the external market. Two suppliers accounted for 14.5% and 12.5% of the Company’s purchases in 2011.

h)	Income taxes

Current income tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred income tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred income tax assets is based on provisions of enacted tax laws. Future tax benefits are recognized to the extent the realization of such benefits is more likely than not. Current and non-current components of deferred income tax balances are reported separately based on financial statement classification of the related asset or liability giving rise to the temporary difference. Deferred income tax assets and liabilities are not offset unless attributable to the same tax jurisdiction. The Company classifies interest on tax positions as financial expenses and penalties as selling, general and administrative expenses.

i)	Revenue recognition and sales commitments

Revenues and expenses are recognized on the accrual basis.

Revenues from sales of products, are recognized, net for actual and estimated returns, upon their date of delivery to the customers. Actual and estimated returns are based on authorized returns.

Revenue related to the sale of tracking service contracts is recognized over the life of the contract. Revenue is recognized upon activation of the service by the client. Tracking devices are installed upon the purchase of the service in order to enable the tracking service to be rendered, and returned to the Company by the end of the service contract. Costs incurred in connection with rendering tracking services are comprised of the tracking device installation costs, commission costs paid to the seller and cancellable data transfer contracts with telecom operators. These costs are expensed as incurred.

No revenue is recognized if there are significant uncertainties regarding its realization.

12

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

j)	Freight expenses

Shipping and handling costs incurred for delivering products sold are reported in selling expenses and were $8,040, $5,766 and $4,671, for the years ended December 31, 2011, 2010 and 2009, respectively.

k)	Warranty reserve

The Company’s warranty reserve is established based on the Company’s best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. The following is a reconciliation of the changes in the Company’s warranty reserve at December 31st:

	2011	2010
Warranty reserves at beginning of year	$714	$598
Payments made	(1,323)	(574)
Costs recognized for warranties issued during the year	1,672	690
Warranty reserve at end of year	$1,063	$714

l)	Product development expenses

Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $12,012, $10,013 and $8,861 in 2011, 2010 and 2009, respectively.

m)	Accounting estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results could differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

13

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

n)	Comprehensive income

ASC Topic 220-10 establishes standards for the reporting of comprehensive income. Other comprehensive income consists solely of foreign currency translation adjustments. Balances of each after-tax component of accumulated other comprehensive income, as reported in the Statement of Consolidated quotaholders’ equity at December 31st, are as follows:

	For the Years Ended December 31,
	2011	2010	2009
Net income	$16,834	$19,065	$14,591
Other comprehensive income:
Currency translation adjustments	(6,881)	2,809	11,095
Comprehensive income	$9,953	$21,874	$25,686

o)	Recently issued and/or implemented accounting standards

In June 2011, the FASB issued changes to the presentation of comprehensive income. These changes give an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements; the option to present components of other comprehensive income as part of the statement of changes in shareholders’ equity was eliminated. The items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income were not changed. Additionally, no changes were made to the calculation and presentation of earnings per share. These changes become effective for the Company on January 1, 2012. Management is currently evaluating these changes to determine which option will be chosen for the presentation of comprehensive income. Other than the change in presentation, management has determined these changes will not have an impact on the Company’s financial statements.

p)	Subsequent events

The Company evaluated subsequent events through March 9, 2012, the date the financial statements are available for issuance, for the year ended December 31, 2011. See note 12 for disclosure of subsequent events.

14

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

3.	Borrowing and long-term debt

Borrowing and long-term debt consists of the following:

Type	Index 2011		Final maturity	2011	2010
Working capital loans:
National Bank for Economic and Social Development (BNDES) financing	Long-term Interest Rate (TJLP) + 3,8% p.y.	Long-term Interest Rate (TJLP) + 3% p.y.	2011	-	2,467
Exportation Financing – BNDES	Fixed interest rate of 4,5% p.y.	-	2013	6,760	9,697
Import financing (Finimp)	Libor + 3.78% p.y. + Dollar exchange rate	Libor + 3.75% p.y. + Dollar exchange rate	2012	20,859	985
Itau Bank	Monthly interest from 1,30% to 1.45% p.m.	.	2012	5,404	-
Alfa Bank	Annually interest from 12,82% to 13,22%	-	2012	5,082	6,002
Brasil Bank	Monthly interest from 0,97 to 1.15% p.m.		2012	6,951	-
Finep (Brazilian Government Innovation Agency)	Fixed interest rate of 4% p.y.		2019	8,937	-
Capital lease obligations	Monthly interest from 1.22 to 1.52% p.m.	Monthly interest from 1.06% to 1.65% p.m.	2014	75	271
				54,068	19,422
Current				(42,652)	(11,755)
Noncurrent				$ 11,416	$ 7,667

In 2010, the Company acquired from the National Bank of Development (BNDES), the amount of $ 9,203 in order to increase its exports. This loan is linked to the amount of Company’s exports for three years (from July 2010 to 2013). The penalty in case of failure of exports is 50% of the amount not exported. The Company believes that will meet the defined amount based on its internal estimation. On December 31, 2011 the company had reached approximately 57% of the contracted value.

On December 31, 2011, all other covenants of loan agreements were being met.

The long term portion of the debt at December 31, 2011 refers to working capital loans that will mature from 2013 until 2019 as follows:

US$
2013	3,496
2014	1,320
2015	1,320
2016	1,320
2017	1,320
2018	1,320
2019	1,320
11,416

15

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

3.	Borrowing and long-term debt (Continued)

The Company has additional revolving credit facilities in the amount of $20,509 ($20,190 in 2010) (no balance outstanding as of December 31, 2011 and 2010) with Brazilian financial institutions. These facilities expire throughout 2012.

4.	Capital lease obligations

The Company has entered into certain capital lease agreements, most of them containing purchase options, as a form to finance its acquisition of vehicles and equipment.

During 2011, $197 of principal and interest of $49 was paid on these lease agreements (in 2010, $710 and $166, respectively).

Future payments under these agreements having a remaining term in excess of one year at December 31st are as follows:

2011
2012	$70
2013	28
2014	3
101

Imputed interest amount	(26)
Present value of lease payments	75
(-) Amount recorded in current liabilities	51
(=) Amount due in the long term	$24

5.	Advertising costs

The cost of advertising is expensed as incurred. Advertising expense was $4,244, $2,744 and $2,231, in 2011, 2010 and 2009, respectively.

16

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

6.	Income taxes

Under Brazilian tax law income taxes are paid monthly based on the actual or estimated monthly taxable income. Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). The applicable statutory income tax and social contribution rates were respectively 25% and 9%, during the years ended December 31, 2011, 2010 and 2009. The composite tax rate is 34%. There is no State or local income taxes in Brazil.

The Company’s Manaus plant operates in an economic development area (Free-Trade Zone) and, therefore, its operating income from the production at that plant enjoys a tax benefit which reduces federal income tax through 2023, as commented in Note 1.

The provisions for taxes on income included in the consolidated financial statements represent Brazilian federal and other foreign income taxes. The components of income before income taxes and the provision for income taxes consist of the following:

	For the years ended December 31,
	2011	2010	2009
Income (loss) before income taxes:
Brazilian	$19,484	$24,121	$16,190
Other foreign	1,511	(618)	(567)
	$20,995	$23,503	$15,623
Income tax expense (credit)
Current:
Brazilian federal	$3,279	$5,790	$1,963
Other foreign	361	(73)	(111)
	3,640	5,717	1,852
Deferred:
Brazilian federal	521	(1,279)	(820)
	$4,161	$4,438	$1,032

17

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

6.	Income taxes (Continued)

The reconciliation of the Company’s effective income tax rate to the statutory federal tax rate is as follows:

	2011	2010	2009

Brazilian federal income tax rate	34.0%	34.0%	34.0%
Earnings of foreign branch	(0.7%)	0.6%	0.5%
Manaus free-tax zone income tax incentives	(10.2%)	(13.4%)	(16.1%)
Other tax incentives (*)	(5.0%)	(3.9%)	(13.8%)
Other	1.7%	1.6%	2.0%
Effective income tax rate	19.8%	18.9%	6.6%.

(*)	Refers to tax incentive calculated based on Law nº 11196/05 on research and development expenses. The total amount of the tax incentives used during the fiscal year of 2011, amounting $980, refers to expenses incurred in 2011 ($965 in 2010 referring totally to expenses incurred in 2010 and $2,150 in 2009, of which $1,160 refers to expenses incurred in 2008 and $990 refers to expense incurred in 2009).

Deferred income tax assets consist of the following at December 31st:

	2011	2010

Inventory reserves and provision for losses on other assets	$603	$277
Provision for product warranties	361	243
Provision for contingency losses	71	2,140
Product design and development costs deferred for tax purposes	1,101	1,187
Deferred revenues subject to current taxation	648	585
Depreciation rate differences	1,284	956
Other nondeductible reserve	801	418
Net deferred income tax assets	4,869	5,806
Less: Current assets	(3,887)	(2,711)
Non-current assets	982	$3,095

A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Annually, management reassesses the need for a valuation allowance. Realization of deferred income tax assets is dependent upon estimates of future taxable income, tax planning strategies and reversals of existing taxable temporary differences. Based on our assessment of these items for fiscal 2011 and 2010, we determined that the deferred tax assets were more likely than not to be realized.

18

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

7.	Commitments and contingencies

In the ordinary course of business, the Company is involved in various legal proceedings, principally related to tax and labor claims. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable.

The recorded provisions are comprised as follows at December 31, 2011 and 2010:

	2011	2010
PIS and COFINS on commissions expenses	-	$6,127
Labor claims	209	168
Total	$209	$6,295

Up to December 31, 2010, PST had used PIS and COFINS credits amounting to $6,127 (including penalty and interest) to offset PIS and COFINS payable. These credits are related to commissions expenses on sales for the period from July 2004 to December 2010. The related tax credits have been maintained as a provision for contingencies until the Company is judicially granted the right to recognize it.

During 2011, the Company and its legal counsel assessed the progress of legal cases related to utilization of PIS and COFINS credits on sales commissions to offset payables PIS and COFINS. Based on the results of this assessment and on existence of favorable case law related to this matter, the Company reversed its provision of $6,127. The adjustment was recorded as a reduction in operating expenses for the principal and a reduction in financial expense for interest and penalty balances.

In addition to the said amounts, the Company has other civil, labor and tributary contingencies for which the outcome is deemed to be of a possible loss by its legal advisors, and, therefore, were not recorded. Such contingencies amount to $13,349 at December 31, 2011 ($6,014 at December 31, 2010).

19

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

8. Related party transactions

Related party period transactions with Stoneridge, Inc. (see note 9) for years ended December 31st are as follows:

	2011	2010	2009
Period transactions
Commissions/royalties	-	$125	$$193

Related party balances with Stoneridge, Inc. (see note 9) for years ended December 31st are as follows:

Balances	2011	2010
Accounts receivable	$40	$40

9.	Quotaholders’/Shareholders’ equity

The following table sets forth the ownership and the percentages of the Company’s quotas at December 31, 2011 and 2010:

	% of quotas (2011) % of shares (2010)
	2011	2010
Stoneridge, Inc.	29.56%	25.56%
Alphabet do Brasil Ltda	28.44%	24.44%
Sérgio de Cerqueira Leite	-	16.67%
Potamotryngi Participações Ltda	16.67%	16.67%
Adriana Campos de Cerqueira Leite	16.67%	-
Brienzer Participações Ltda	8.33%	8.33%
Marcos Ferretti	0.33%	8.33%

	100.00%	100.00%

As mentioned in note 1, on December 29, 2011 Stoneridge acquired an additional 8% equity interest in PST, totaling 58% equity interest as of December 31, 2011, of which 28,44% is owned through Stoneridge’s wholly-owned subsidiary Alphabet do Brasil Ltda.

20

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

9.	Quotaholders’/ Shareholders’ equity (Continued)

On March 25, 2009 and March 26, 2010, the shareholders made a capital increase of $3,908 and $2,619, respectively, through capitalization of the tax incentive reserve, without issuance of new shares.

On March 15, 2011 and November 30, 2011, the shareholders made capital increases of $3,152 and $20,222, respectively, through capitalization of the tax incentive reserve, legal reserve and retained earnings, without issuance of new shares.

At December 31, 2011, total amount of capital recorded was $42.603 ($19,229 at December 31, 2010).

Appropriated retained earnings

a)	Legal reserve

Under Brazilian Corporation Law and according to its bylaws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income, less accumulated losses as determined on the basis of the statutory financial statements for each fiscal year until the amount of the reserve equals 20% of capital. Accumulated losses, if any, may be charged against the legal reserve. The legal reserve can only be used to increase the capital of the Company. The legal reserve is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital however it is not available for the payment of dividends in subsequent years. The shareholders allocated $981 as “legal reserve” at December 31, 2010.

Companies incorporated as a “limitada” (Limited liability) are not required to account for legal reserve. Consequently, after the capitalization of the December 31, 2010 legal reserve balance mentioned above, the legal reserve balance remains zero.

b)	Incentive reserve

As commented in Note 1, the amount corresponding to the computed income tax incentive may not be distributed to the quotaholders and should be kept as a tax incentive reserve, invested in the Company itself or used for capital increase. At December 31, 2011, the allocation of retained earnings to tax incentives was $2,182 ($3,284 in 2010 and $2,727 in 2009).

21

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

9.	Quotaholders’/ Shareholders’ equity (Continued)

Unappropriated retained earnings

The Company management will propose at the next quotaholders’ meeting that unappropriated earnings shall be retained in order to support the ongoing operations of the Company and to fund planned growth and expansion of the business.

Dividends

Payment of dividends is limited to the amount of retained earnings in the Company's local currency financial statements prepared in accordance with accounting principles adopted in Brazil.

On April 30, 2010 and on April 30, 2011, the shareholders approved the distribution of retained earnings in the amount of $7,697 and $8,790 respectively.

According to the Company’s by-laws, quotaholders are entitled to minimum compulsory dividends of 25% of the year’s net income, adjusted in accordance with article 202 of Law 6,404/76 (Brazilian Corporate Law). At December 31, 2011, the Company allocated $3,690 ($3,823 in 2010) to those compulsory dividends to be paid in 2012.

Dividends payable as of December 31, 2010	$9,483

Additional 2010 dividends approved by the April, 2011 quotaholders’ Assembly	8,790
Dividends paid during 2011	(5,748)
Minimum statutory dividend proposed as of December 31, 2011	3,690
Currency translation adjustment	(1,241)

Dividends payable as of December 31, 2011	14,974

Dividends are payable in Brazilian reais and may be remitted to shareholders abroad, provided the foreign capital is registered with the Brazilian Central Bank.

22

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

10.	Risk management and financial instruments

ASC Topic 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

•	Level 1

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2

Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3

Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial liability measured at fair value by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Carrying amount	Fair value	Level 2

Borrowing and long-term debt - 2011	54,068	54,068	54,068
Borrowing and long-term debt - 2010	19,422	19,422	19,422

23

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

10.	Risk management and financial instruments (Continued)

The fair value of the financial instrument shown in the above table as at December 31, 2011 and 2010 represents management’s best estimates of the amounts that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The carrying values of cash and cash equivalents, accounts receivable and payables and loans and financing are considered to be representative of their fair value because of the short maturity of these instruments.

The Company manages its nonperformance risk by restricting the counterparties to prime and major institutions with high credit quality. Accordingly, the Company believes its nonperformance risk is remote.

11.	Share-based payment

On November 23, 2007, the Company authorized a share option scheme (the “Stock Option Plan”) that provides for the issuance of options to purchase up to 3% of the total common shares of the Company. Under the Stock Option Plan, the Board of directors may, at their discretion, grant any officers (including directors) options to subscribe for common shares. These awards vest over a five year period starting the 13th month after the grant date of the options, with 25% of the options to vest on each of the first (from the 13th to the 24th month as from the grant date), second (25th to 36th), third (37th to 48th) and fourth (49th to 72nd month) anniversaries of the award date as stipulated in the Stock Option Plan. The options expire (a) upon their full exercise, (b) after 6 years from the grant date, (c) after cancellation of the individual contracts, (d) upon dissolution and bankruptcy of the Company or (e) upon the employee or management termination.

As of December 31, 2011, no individual contracts have been entered by the Company with any officers or employees and, as a result, no options have been granted by the Company under the plan. Therefore, no compensation cost was recognized in 2011, 2010 and 2009 with respect to the Stock Option Plan.

24

PST ELETRÔNICA LTDA.

Notes to consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of U.S. Dollars, unless otherwise indicated)

12.	Subsequent event

On January 5, 2012, Stoneridge acquired an additional 16% equity interest in PST, totaling 74% equity interest as of that date, of which 36.44% is owned through Stoneridge’s wholly-owned subsidiary Alphabet do Brasil Ltda.

25